SECURIAN FINANCIAL SERVICES, INC.

**Statement of Financial Condition and
Report of Independent Registered
Public Accounting Firm**

December 31, 2025

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Securian Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

400 Robert Street North
(No. and Street)

Saint Paul	Minnesota	55101
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Laurie Engle	651-665-5397	laurel.engle@securian.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe, LLP
(Name – if individual, state last, first, and middle name)

485 Lexington Avenue, Floor 11	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

09/24/2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kimberly Carpenter _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Securian Financial Services, Inc. _____, as of December 31st _____, 2 025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Kimberly Carpenter_

Title:
President and CEO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of Securian Financial Services, Inc.
St. Paul, Minnesota

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Securian Financial Services, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2019.

New York, New York
March 30, 2026

SECURIAN FINANCIAL SERVICES, INC.

Statement of Financial Condition

December 31, 2025
(in thousands)

<u>Assets</u>

Cash and cash equivalents	$	16,453
Commissions receivable		10,621
Due from affiliates		606
Federal current income tax recoverable		213
Other receivables		492
Prepaid expenses		53
Total assets	$	28,438

<u>Liabilities and Stockholder's Equity</u>

Liabilities:

Commissions payable	$	10,438
Accrued expenses		35
State current income tax liability		2,513
Total liabilities		12,986

Stockholder's equity:

Paid-in capital; 25,000 shares of common stock authorized, no par value; 100 shares issued and outstanding		64,986
Accumulated deficit		(49,534)
Total stockholder's equity		15,452
Total liabilities and stockholder's equity	$	28,438

See accompanying notes to financial statement.

(1) Basis of Presentation and Nature of Business

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The financial statements include the accounts of Securian Financial Services, Inc. (the Company), a wholly-owned subsidiary of Securian Financial Group, Inc. (SFG).

The preparation of the financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported assets and liabilities, including disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a registered broker dealer under the Securities Exchange Act of 1934. The Company is the distributor of Minnesota Life Insurance Company's (Minnesota Life), a subsidiary of SFG, variable life insurance policies and annuity contracts. The Company is also the distributor of Securian Life Insurance Company's (Securian Life), a subsidiary of Minnesota Life, variable life insurance policies.

The Company's results of operations may not be indicative of the results that might be obtained had it operated independently.

(2) Summary of Significant Accounting Policies

Commissions Receivable

As of December 31, 2025, the Company has certain commissions and distribution and service fee income that has been recognized but not received by the Company. These amounts are included in commissions receivable on the statement of financial condition. At December 31, 2025, the Company had no allowance for doubtful receivables. Commissions receivable are written off when deemed uncollectible.

The following table provides a summary of changes in the commissions receivable for the year ended December 31, 2025:

Balance at beginning of year	$	12,988
Commissions and distribution and service fees income related to prior year received during the year		(12,988)
Commissions and service fees income recognized but not received during the year		10,621
Balance at end of year	$	10,621

The difference between the beginning of year and end of year balances of the changes in the Company's commissions receivable primarily results from the timing of Company's completion of the performance obligation and the receipt of payment by the customer.

Commissions Payable

Unpaid commission amounts due are included in commissions payable on the statement of financial condition.

Cash and Cash Equivalents

Cash is carried at cost, which approximates fair value. Cash equivalents of sufficient credit quality are carried at fair market value. The Company considers all money market funds to be cash equivalents.

(Continued)

(2) Summary of Significant Accounting Policies (Continued)

Other Receivables

Other receivables are carried at original amount, less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. At December 31, 2025, the Company had no allowance for doubtful receivables. Other receivables are written off based on expected credit loss. Interest is not accrued on past-due other receivables balances.

Income Taxes

The Company files a life/non-life consolidated federal income tax return with Minnesota Mutual Companies, Inc. (MMC), the Company's ultimate parent. The Company utilizes a consolidated approach to the allocation of current taxes, whereby, the tax benefits resulting from any losses by the Company, which would be realized by Minnesota Mutual Companies, Inc. on a consolidated return, go to the benefit of the Company. The Company is included in the federal tax sharing agreement with Minnesota Mutual Companies, Inc. Intercompany tax balances are settled annually when the tax return is filed with the Internal Revenue Service (IRS).

(3) Risks

The Company's financial statements are based on estimates and assumptions that are subject to significant business, economic and competitive risks and uncertainties, many of which are beyond the Company's control or are subject to change. As such, actual results could differ from the estimates used in the financial statements and the value of the Company's investments, its financial condition and its liquidity could be adversely affected. The following risks and uncertainties, among others, may have such an effect:

- Economic environment and capital markets-related risks such as those related to interest rates and equity markets.
- Business and operational-related risks such as those related to liquidity, competition, use of artificial intelligence, cyber or other information security, fraud, and overall risk management.
- Catastrophic and pandemic event-related risks that may impact policyholder behavior and claims experience, volatility in financial markets and economic activity, and operations.
- Acquisition, disposition, or other structural change related risks.
- Regulatory and legal risks such as those related to changes in fiscal, tax and other legislation, broker-dealer regulation, and accounting standards.

The Company actively monitors and manages risks and uncertainties through a variety of policies and procedures in an effort to mitigate or minimize the adverse impact of any exposures impacting the financial statement.

(4) Investments

Fair Value of Financial Instruments

The fair value of the Company's financial assets has been determined using available market information as of December 31, 2025. Although the Company is not aware of any factors that would significantly affect the fair value of financial assets, such amounts have not been comprehensively revalued since that date. Therefore, estimates of fair value subsequent to the valuation date may differ significantly from the amounts presented herein. Considerable judgment is required to interpret market data to develop the estimates of fair value. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Fair value is defined as the price that would be received to sell an asset (exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the Company primarily uses the market approach which utilizes prices and other relevant information generated by market transactions involving identical or comparable assets.

(Continued)

(4) Investments (Continued)

Fair Value of Financial Instruments (Continued)

The Company is required to categorize its financial assets recorded on the balance sheet according to a three-level hierarchy. A level is assigned to each financial asset based on the lowest level input that is significant to the fair value measurement in its entirety. The levels of fair value hierarchy are as follows:

Level 1 – Fair value is based on unadjusted quoted prices for identical assets in an active market.

Level 2 – Fair value is based on significant inputs, other than quoted prices included in Level 1, that are observable in active markets for identical or similar assets.

Level 3 – Fair value is based on at least one or more significant unobservable inputs. These inputs reflect the Company's assumptions about the inputs market participants would use in pricing the assets.

The Company uses prices and inputs that are current as of the measurement date. In periods of market disruption, the ability to observe prices and inputs may be reduced, which could cause an asset to be reclassified to a lower level.

Inputs used to measure fair value of an asset may fall into different levels of the fair value hierarchy. In these situations, the Company will determine the level in which the fair value falls based upon the lowest level input that is significant to the determination of the fair value.

The following table summarizes the Company's financial assets measured at fair value on a recurring basis as of December 31, 2025:

| | December 31, 2025 | | | |
	Level 1	Level 2	Level 3	Total
Cash equivalents	2,073	—	—	2,073
Total financial assets	$ 2,073	$ —	$ —	$ 2,073

The Company did not have any financial liabilities that would be required to be measured at fair value as of December 31, 2025.

The methods and assumptions used to estimate the fair value of financial assets are summarized as follows:

Cash equivalents

Cash equivalents include money market funds. Money market funds are generally valued using unadjusted quoted prices in active markets and are reflected in Level 1.

The Company did not have any assets or liabilities reported at fair value on a nonrecurring basis.

(5) Related Party Transactions

The Company is the distributor of Minnesota Life's variable annuity and variable life products and also is the distributor of Securian Life's variable life insurance products. The Company is the distributor of Minnesota Life's fixed and variable annuity, variable life and certain life and annuity indexed products and also is the distributor of Securian Life's fixed annuity, variable life and certain indexed life insurance products, of which $9,303 was included in commissions receivable in the statement of financial condition at December 31, 2025.

(Continued)

(5) Related Party Transactions (Continued)

Under management services agreements with Minnesota Life and Securian Life, the Company charges or is charged expenses including allocations for occupancy costs, data processing, compensation, advertising and promotion and other administrative expenses. The Company either incurs these expenses on behalf of Minnesota Life or Securian Life or these expenses are incurred on behalf of the Company by Minnesota Life or Securian Life . At December 31, 2025, $593 was included in due from affiliates in the statement of financial condition under these agreements.

Under an assignment agreement with Minnesota Life, 12b-1 fees from the Waddell and Reed Target portfolios and other mutual funds, are transferred to Minnesota Life. At December 31, 2025, $13 was due from Minnesota Life and included in due from affiliates in the statement of financial condition.

The Company receives 12b-1 fees from certain investment companies managed by an affiliate, Securian Asset Management, Inc. Such Fees are used to pay certain expenses incurred in the distribution of shares of associated mutual funds which have adopted Plans of Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940 (as amended). At December 31, 2025, $1,318 was due and is included in commissions receivable in the statement of financial condition.

(6) Income Taxes

The Company has no net deferred tax asset at December 31, 2025.

As of December 31, 2025, management determined that no valuation allowance was needed related to the benefits of certain state operating loss carryforwards or for other deferred tax items based on management's assessment that it is more likely than not that these deferred tax assets will be realized.

The balance of unrecognized tax benefits was zero as of January 1, 2025 and December 31, 2025.

At December 31, 2025, there are no positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

All tax years through 2021 are closed. The IRS has not stated an intention to audit MMC's 2022, 2023, or 2024 consolidated tax return.

(7) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1(a)(2)(vi) of the Securities and Exchange Commission, the Company is required to maintain minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2025, the Company had net capital of $13,058, which was $12,360 in excess of its required net capital of $698. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 0.8 to 1 at December 31, 2025. The Company's minimum capital, as defined, is required to be greater than 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

(8) Contingencies

The Company is involved in various pending or threatened legal proceedings arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on operations or the financial position of the Company.

(9) Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2025, through the date the financial statements were issued.



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Securian Financial Services, Inc.'s Exemption Report, in which:

(1) Securian Financial Services Inc. ("the Company") did not claim an exemption under provisions of 17 C.F.R. § 15c3-3(k), and

(2) The Company is filing its Exemption Report relating on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 because the Company's business activities are limited to being a mutual fund and variable contract underwriter or sponsor and selling variable life insurance or annuities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or to customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the fiscal year ended December 31, 2025 without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in Footnote 74 of the SEC Release 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Crowe LLP

Crowe LLP

New York, New York
March 30, 2026

1.

Securian Financial Services, Inc.'s Exemption Report

Securian Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (the "SEC") (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's business activities are limited to being a mutual fund and variable contract underwriter or sponsor and selling variable life insurance or annuities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the fiscal year ended December 31, 2025 without exception.

I, Kimberly Carpenter, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

_____   3/30/2026
Kimberly Carpenter   Date
President and Chief Executive Officer
Securian Financial Services, Inc.